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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)



                              Athanor Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                    046831
        _______________________________________________________________
                                (CUSIP Number)

    Edmund R. Knauf, Jr., 1416 North 2nd Street, Sheboygan, Wisconsin 53081
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 26, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 046831                                         PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Edmund R. Knauf, Jr.           SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             79,680
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             79,680
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

              79,680
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                     Page 3 of 4
                                  SCHEDULE 13D




Item 1.  Security and Issuer
-------  -------------------

The class of securities to which this statement relates is the Common Stock, no par value (the "Common Stock") of Athanor Group, Inc., ("Athanor"), a California corporation, whose address is 921 East California Avenue, Ontario, California 91761.

Item 2.  Identity and Background
-------  -----------------------

         This statement is being filed by Edmund R. Knauf, Jr. ("Knauf"), whose business / home address is 1516 North 2nd Street, Sheboygan, Wisconsin 53081. Knauf is self-employed as a consultant and investor. Knauf is a citizen of the United States.

         Mr. Knauf has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         Mr. Knauf has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

The source of funds used to acquire the shares, which are the subject of this statement, are personal funds. The 18,000 shares of common stock of Athanor group, Inc., were acquired in a private transaction at $2.50 per share or $45,000.

Item 4.  Purpose of Transaction
-------  ----------------------

To report the purchase of 18,000 shares of Athanor Group, Inc. common stock, increasing Knauf's holdings to 79,680 shares, solely as an investment.

Item 5.  Interest in Securities of Issuer
-------  --------------------------------

         (a) Knauf is the beneficial owner of 79,680 shares of Common Stock. 39,280 shares are held by Creative Products, Inc., of which Knauf is the sole owner. 38,280 shares are held by ERK Living Trust, of which Knauf has the sole voting power, 1,480 shares are held by ERK and RAK Family trust of which Knauf has the sole voting power and 640 share are held by an Individual Retirement Account for the benefit of Knauf.

         (b) Knauf has the sole voting and dispositive power over 79,680 shares of Common Stock.

         (c) To the best of Knauf's knowledge, no transactions in the Common Stock were effected during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

Not Applicable

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

Not Applicable



                                   SIGNATURE



         After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:     5/14/98                      /s/  Edmund R. Knauf, Jr.
           -------                      -------------------------
                                        Edmund R. Knauf, Jr.